Contact

www.linkedin.com/in/jostmatthieu
(LinkedIn)

Top Skills

Digital Marketing
Online Advertising
Social Networking

Languages

French (Native or Bilingual)
English (Native or Bilingual)

Honors-Awards

Best startup pitch

Matthieu Jost

Top 100 influential LGBTQ+ leader. Raised $15M for misterb&b, largest LGBTQ+ travel company (Expedia Group incubatee). Marketplace leader, advocacy speaker. Creating a more welcoming world.

Greater Paris Metropolitan Region

Summary

Leadership is not about the corporate ladder. It’s pairing successful corporate strategies with a passion for changing the way of life for good. After personally experiencing discrimination, I co-founded a better way of life, developing a successful business for good. I’m an executive with an entrepreneurial heart.

After an explosive start raising $15M in venture capital, I now lead a team of more than 50 individuals conducting business growth across 135+ countries. The hospitality and travel business has brought its fair share of challenges and extreme regulations. Still, I’ve loved finding a way to top each one - including the notorious pandemic - to carry on life-changing work. Becoming an Out100 Honoree of Out magazine, is just one way I’ve broken barriers by sharing my message of freedom and empowerment.

My mission is to develop and execute successful business strategies and communication management with expertise in start-ups, raising venture capital, business development and media marketing. I have a passion for diversity and inclusion, and I am not afraid to bridge the gaps between business and social change.

I’ve been proud to take on a worldwide challenge with inherent resistance and discrimination. Today, I maintain full responsibility for general management and company operations, with a hand in all aspects of sales, marketing, e-commerce operations, product development and strategic planning for business growth. I’m no stranger to any corner of the business and how it contributes to the ultimate growth plan.
My work is just beginning.

Personal Motto: Every decision must positively impact not just the business, but the broader community.

Connect with me: To explore partnerships, share insights, or engage in meaningful conversations around travel, inclusion, and tech innovation in the sharing economy.

Specialties: short term rental, sharing economy, peer-to-peer marketplaces, collaborative consumption, entrepreneurship, startup adviser & board member, LGBTQA community, technology innovation, startup finance, venture capital, business strategy, international development, consumer marketing, branding, consumer internet, regulation and risk management, diversity and inclusion speaker.

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Experience

misterb&b
Chief Executive Officer
March 2014 - Present (11 years 3 months)
Paris, Île-de-France, France

As CEO of misterb&b, I've led our transformation into the largest LGBTQA-focused travel marketplace, with 1 million members in 200 countries. My dedication to creating inclusive spaces is reflected in our global reach and community impact.

Key Achievements:
Launched and expanded misterb&b to 135+ countries, leading a team of 50+ across three continents.
Raised $14M USD in venture capital, gaining recognition from major industry players.
Developed a pioneering app, featured twice as Apple App Store's App of the Day.
Gained media attention from CNN, Forbes, and more, for scaling a successful business.

Professional Highlights:
- Visionary Leadership: Established misterb&b as a market leader in the short-term rental space.
Strategic Governance: Managed complex regulations including GDPR and global financial compliance.

- Team Management: Inspired a diverse, international team, maintaining cohesive global operations.
- Financial & Legal Acumen: Skilled in P&L, business planning, and legal compliance in short-term rentals.
- Marketing & Branding: Drove robust marketing strategies for effective brand positioning.
- Board Experience: Contributed strategic insights on the Board of Directors.

My approach focuses on positive business and community impact, rooted in collaborative and dedicated leadership. I'm committed to advancing travel, inclusion, and innovation in the sharing economy.

mygaytrip.com
Chief Executive Officer (CEO) & Co-founder
June 2010 - October 2015 (5 years 5 months)
Paris Area, France

Identifying an untapped niche, I seized the opportunity to profoundly impact the community. My leadership and strategic operations quickly transformed this vision into a standout success.

Responsibility Highlights:

▷ Initiated and launched Europe's top gay travel website.

▷ Grew from inception to Europe's primary gay travel advisor website.

▷ Achieved profitability within two years, surpassing industry benchmarks.

▷ Led a skilled team of six

Key Achievements:

✓ Developed the brand from concept to a widely recognized name.

✓ Attracted a diverse traveler base, including esteemed corporate clients.

✓ Implemented organic advertising, drawing high-profile entities like Mercedes Benz, ACCOR Hotels Group, Starwood, Voyage-SNCF, Thalys, iDTGV, and Tourism Offices from Spain, Brazil, Switzerland, Berlin, Stockholm, Cannes, Nice, plus airlines like XL Airways, CorsairFly, OpenSkies.

✓ Secured a pivotal partnership with Grindr as the sole sales rep in France and Spain.

✓ Produced a unique, nationwide free magazine, marking a significant industry footprint.

This journey reflects not just business excellence but also a commitment to community enhancement and market innovation.

Quadriplay (non media agency for JCDECAUX)
Head of Online Sales
October 2008 - November 2009 (1 year 2 months)
Paris Area, France

Responsibility Highlights:
▷ Sustained vital business steams by managing and scaling 50+ account partnerships
▷ Developed steady revenue and profitability increases by strategically prospecting and securing new business opportunities with new and existing clients with new business, cross-selling, and upselling
▷ Advanced several key company growth targets with strategic product positioning & pricing; product line creation; and online marketing innovations earning SEO and referral improvement
▷ Advised on current and future industry trends to create challenging, yet achievable, annual business targets
▷ Fostered credibility in leadership updates, best practices, and changes across teams supporting business growth

Key Achievements:
✓ Positioned the company for greater growth across both online and offline advertising and marketing opportunities
✓ Created strategic involvement in licensing, promotional items sourcing, street marketing, sampling operations, road shows, and showcases
✓ Increased revenue growth by accelerating business development for the musical "Mozart: l'Opéra Rock" (from the producers of "Les 10 commandments" and "le Roi Soleil")

Proximania Entertainment (Ze-Card)
Marketing Director
October 2007 - October 2008 (1 year 1 month)
Paris Area, France

Responsibility Highlights:
▷ Managed and developed the full spectrum of creative aspects from logos and packaging to product designs
▷ Pioneered new products and marketing streams positioning the company as a strategic frontrunner
▷ Ensured successful ROI on a 1M€ marketing and promotional budget by fostering a strong presence on TF1 - The #1 European TV channel

Key Achievements:

✓ Effectively navigated marketing challenges for a pilot music catalog, including negotiations and initial distribution with major retailers, further overseeing the online marketing and TV commercials supporting its successful launch

✓ Launched and championed the success of the Ze Card - a bookstore giftcard product virtually connecting users to online merchandise, technology, and music downloads for purchase, targeting increased engagement and sales

✓ Rapidly created competitive distinction, increased revenue growth and built long-term marketing partner relationships in a short period of time

NRJ ID / NRJ GROUP
Product Manager (Non-Media Activities)
September 2004 - October 2007 (3 years 2 months)

Responsibility Highlights:

▷ Directed all aspects of brand licensing, merchandising and promotional items at the #1 French radio group

▷ Led promotional licensing operations to ensure efficacy and compliance

▷ Analysed key insights from positioning and product research, advising leadership of business expansion opportunities from creative brand development

▷ Stakeholder in sourcing, manufacturing and marketing of advertiser promotional objects

▷ Managed marketing operations for branding and content, furthering the insight gained for crucialtime business decisions

▷ Aided business development efforts for both radio concerts and online shops NRJ and Cherie FM

Key Achievements:

✓ Rapidly scaled above half a million gross margin with just over one year of tenure

✓ Developed branded merchandising for the radio station and the licensed brands of NRJ Group

Taplanete sold to Allocine ("french IMDB")
CEO & Co-founder
February 2002 - March 2005 (3 years 2 months)
Paris Area, France

Responsibility Highlights:

▷ Organized events, consulted on event management, managed content development and sold ads in partnership with notable French TV and radio stations
▷ Enabled promotional and commercial partnership for Planete Séries, further managing sales of contents to TV networks including France Télévisions
▷ Managed online sales, product referencing, publicity drives, and partnership development with Taboutik.com and shops for outsiders
▷ Organized thematic events from inception to success for target audience ages 15-25, assuming full accountability of marketing communications planning, partnership development, and event closing
▷ Additional role as consultant to conduct thematic parties (Ex : The « Friends Night » for NRJ)

Key Achievements:
✓ Negotiated a favorable sale of the company for profit to Allocine.com, the French equivalent of IMDB

PlanetOut Inc.
Online Sales Manager
March 2003 - August 2003 (6 months)
Paris Area, France

▷ Instrumental leader in revenue growth throughout client acquisition
▷ Managed web advertising partnerships with key industry player gay.com, creating sales and monitoring ROI for implemented online marketing campaigns
▷ Coordinated projects and events for business growth, streamlining cross-functional communication for efficient delivering and implementing online marketing strategies

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Education

EPSI - School of Computer Engineering
Associate of Arts (AA), Information Technology · (2000 - 2002)

EFAP - Ecole Française des Attachés de Presse
Master of Arts (MA), Communications · (2002 - 2005)